

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 17, 2016

Chris Rondeau
Chief Executive Officer
Planet Fitness, Inc.
26 Fox Run Road
Newington, New Hampshire 03801

 Re: Planet Fitness, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2015
 Filed March 4, 2016
 File No. 001-37534

Dear Mr. Rondeau:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Andrew Mew

 Andrew Mew
 Senior Assistant Chief Accountant
 Office of Transportation and Leisure